Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 26 - 2011

November 1, 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES COMMENCEMENT OF A $5 MILLION
PHASE 2 PROGRAM ON THE MARBAN BLOCK

Aurizon Mines Ltd. (“Aurizon”) (TSX: ARZ, NYSE Amex: AZK) is pleased to report that a $5 million, second phase program has been initiated on the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.

“We see the second phase of this program as a positive step and look forward to another successful drilling program at Marban,” said George Paspalas, Aurizon’s President and CEO.  “Our vision is growth, therefore, having properties at various stages of development, such as Marban, compliments our flagship Casa Berardi Mine and Joanna project, and provides a strong development pipeline.”

The first phase of the program commenced on August 30, 2010, and was completed on August 9, 2011.
The program consisted of 50,253 metres of diamond drilling (170 holes, 8 extensions) at a total cost of
C$6 million.  Drilling was distributed between the Marban (41,270 metres) and Norlartic (4,319 metres) deposits and exploration drill hole fences between the two deposits (4,664 metres).  Highlights include the identification of two new gold zones surrounding the former Marban mine named the ‘High Grade Western Zone’ and ‘Eastern Down Dip Zone’ (see news release dated September 19, 2011).  Results for 33 holes remain to be released.

The $5 million second phase program will include 34,000 metres of diamond drilling on the Marban deposit, updated resource estimates and basic technical studies.  Drilling and technical work is expected to commence in November 2011 and will continue through to the second quarter of 2012.

Marban drilling

The objectives of the second phase program are:

1)

Improving the quality of the Marban near surface resources

The most recent drill results demonstrated that there is a higher grade gold distribution around the Marban deposit in distinct zones.  Different areas of the deposit have been identified for delineation above -250 metre vertical depth using a 25 or 50 metre drill hole spacing.  The objective is to improve the quality of the known resources and to increase the potential to find more mineralized corridors within a pit shell to help decrease the stripping ratio.

2)

Developing a mineral inventory below -250 metre vertical depth

This objective targets the identification of new gold resources inside the Marban structural zone.  Preliminary interpolation on the Eastern Down dip Zone indicates a strong potential to identify gold resources between a vertical depth of -350 and -600 metres.  The mineralised structure is considered open laterally and downdip.

New holes and wedging from previous holes are planned at vertical depths of -300 metres to -1,000 metres to test the consistency and extension of the Eastern Down Dip Zone at an average drill hole spacing of 50 metres.

Technical program

A total of C$460,000 in engineering work and updated resource modelling and estimates are planned on the Marban and Norlartic deposits.  Engineering studies, which will take into account near surface in-pit mineralisation and include preliminary metallurgical tests and a baseline environmental study, are expected to be completed by mid 2012.

News Release – November 1, 2011 Aurizon Announces Commencement of a $5 Million Phase 2 Program on the Marban Block	Page | 2

“Results obtained with the first phase program confirm that gold distribution indicators, such as ounces per vertical metre are comparable to other major deposits in the Abitibi belt and create a strong incentive to accelerate the exploration of the Marban deposit,“ said Martin Demers, P.Geo., Aurizon’s Manager of Exploration.

Technical Info, QA/QC and Qualified Persons

Information of a scientific or technical nature in this news release has been reviewed by Martin Demers, P.Geo, Manager of Exploration and a “qualified person” under National Instrument 43-101 solely for the purpose of determining that it accurately reflects information reported in the news release.

Aurizon Option

Aurizon can earn up to a 65% interest in the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold and Aurizon. The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment equal to the sum of C$30 (or C$40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Measured and Indicated resource categories plus C$20 (or C$30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Inferred resource category, based on the updated resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: George Paspalas – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.